SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                   FORM 11-K

                                 ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________  to _____________

                                                  Commission File Number 1-10000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            FIRST UNION CORPORATION
                             ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28288-0013

     (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

        Independent Auditors' Report

        Financial Statements:

                  Statements of Net Assets Available for Benefits December 31, 1997 and 1996

                  Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 1997

        Notes to Financial Statements

        Supplemental Schedules:

                  Schedule of Assets Held for Investment Purposes December 31, 1997

                  Schedule of Reportable Transactions For the year ended December 31, 1997

                  Schedule of Nonexempt Transactions For the year ended December 31, 1997


     (b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

                  Consent of KPMG Peat Marwick LLP

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN

                              Financial Statements
                                  and Schedules

                           December 31, 1997 and 1996

                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Human Resources Committee
First Union Corporation

We have audited the accompanying statements of net assets available for benefits of First Union Corporation Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, reportable transactions for the year ended December 31, 1997, and nonexempt transactions as of December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP
Charlotte, North Carolina
June 29, 1998

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 1997 and 1996

Assets                                                                          1997                     1996
------                                                                    -----------------       -------------------
Trust fund managed by First Union National Bank:
        Investments, at fair value:
            Marketable:
                Evergreen U.S. Government Fund                              $   32,787,123                31,871,606
                Evergreen Balanced Fund                                         93,388,192                70,560,871
                Stable Fund                                                    429,249,734               499,354,907
                Evergreen Foundation Fund                                      135,304,278                80,161,644
                Evergreen Fund                                                 209,359,513               141,880,664
                FUNB Enhanced Stock Market Fund                                182,559,883                88,751,474
                First Union Corporation Common Stock Fund                      201,871,062               128,276,404
                                                                          ----------------        ------------------

                                                                             1,284,519,785             1,040,857,570

            Not readily marketable:
                Participants' loans receivable                                  63,646,544                57,798,581
                                                                          ----------------        ------------------

                           Total investments                                 1,348,166,329             1,098,656,151
                                                                          ----------------        ------------------

Net assets available for benefits                                           $1,348,166,329             1,098,656,151
                                                                          ----------------        ------------------

See accompanying notes to financial statements.

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

                      For the Year Ended December 31, 1997

                                               ---------------  -------------  ------------  ---------------   -----------

                                                Evergreen U.S.    Evergreen       Stable        Evergreen       Evergreen
                                               Government Fund  Balanced Fund      Fund      Foundation Fund      Fund
                                               ---------------  -------------  ------------  ---------------   -----------
Investment income:
    Interest                                       $     -              -             -                -             -
    Net appreciation in fair value
        of investments                               2,558,780     15,532,952    28,968,819       24,120,025    45,392,709
                                               ----------------  ------------  ------------  ---------------   -----------

        Total investment income                      2,558,780     15,532,952    28,968,819       24,120,025    45,392,709
                                               ----------------  ------------  ------------  ---------------   -----------

Employer contributions                                 612,194      2,864,388    30,320,019        5,300,357     8,848,509
Employee contributions                               1,457,713      7,138,564    32,967,458        9,581,869    14,647,465
Net assets acquired through mergers                        139          1,179    23,741,316            2,023         2,633
Transfers from other funds                             508,424      6,471,191    12,504,975       27,563,905    18,719,805
                                               ----------------  ------------  ------------  ---------------   -----------

         Total additions                             5,137,250     32,008,274   128,502,587       66,568,179    87,611,121
                                               ----------------  ------------  ------------  ---------------   -----------

Participants' withdrawals                            3,660,425      6,436,404    75,454,798        8,098,498    14,419,710
Administrative expenses                                 28,736         81,849       376,212          118,586       183,491
Transfers to other funds                               532,572      2,662,700   122,776,750        3,208,461     5,529,071
                                               ----------------  ------------  ------------  ---------------   -----------

          Total deductions                           4,221,733      9,180,953   198,607,760       11,425,545    20,132,272
                                               ----------------  ------------  ------------  ---------------   -----------

Net increase (decrease) in net assets
    available for benefits                             915,517     22,827,321   (70,105,173)      55,142,634    67,478,849

Net assets available for benefits:
          Beginning of year                         31,871,606     70,560,871   499,354,907       80,161,644   141,880,664
                                               ----------------  ------------  ------------  ---------------   -----------

          End of year                              $32,787,123     93,388,192   429,249,734      135,304,278   209,359,513
                                               ----------------  ------------  ------------  ---------------   -----------


                                               -----------------  -----------------
                                                                                     ----------------  -------------
                                                 FUNB Enhanced       First Union      Participants'
                                               Stock Market Fund  Common Stock Fund  Loans Receivable     Total
                                               -----------------  -----------------  ----------------  -------------
Investment income:
    Interest                                               -                  -             4,662,766      4,662,766
    Net appreciation in fair value
        of investments                                36,882,346         52,511,024             -        205,966,655
                                               -----------------  -----------------  ----------------  -------------

        Total investment income                       36,882,346         52,511,024         4,662,766    210,629,421
                                               -----------------  -----------------  ----------------  -------------

Employer contributions                                 9,150,951          4,965,897             -         62,062,315
Employee contributions                                14,445,753          7,307,470             -         87,546,292
Net assets acquired through mergers                        2,240          3,808,883         1,004,483     28,562,896
Transfers from other funds                            47,128,525         24,029,248        33,248,264    170,174,337
                                               -----------------  -----------------  ----------------  -------------

         Total additions                             107,609,815         92,622,522        38,915,513    558,975,261
                                               -----------------  -----------------  ----------------  -------------

Participants' withdrawals                              9,009,456         15,467,126         5,618,524    138,164,941
Administrative expenses                                  160,003            176,928             -          1,125,805
Transfers to other funds                               4,631,947          3,383,810        27,449,026    170,174,337
                                               -----------------  -----------------  ----------------  -------------

          Total deductions                            13,801,406         19,027,864        33,067,550    309,465,083
                                               -----------------  -----------------  ----------------  -------------

Net increase (decrease) in net assets
    available for benefits                            93,808,409         73,594,658         5,847,963    249,510,178

Net assets available for benefits:
          Beginning of year                           88,751,474        128,276,404        57,798,581  1,098,656,151
                                               -----------------  -----------------  ----------------  -------------

          End of year                                182,559,883        201,871,062        63,646,544  1,348,166,329
                                               -----------------  -----------------  ----------------  -------------


See accompanying notes to financial statements.

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1997 and 1996

(1)     Description of Plan

The following brief description of the First Union Corporation Savings Plan (the
Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

        (a) General. First Union Corporation and its subsidiaries (the Companies) sponsor the Plan, which is designed to promote savings for retirement. It is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Company and employee contributions are held in trust and earn income tax-free until distributed.

        (b) Eligibility, Contributions and Benefits. Under the Plan, an employee is eligible to participate after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 15 percent of the employee's gross compensation. The percentage of the employer matched contribution is determined annually by the Board of Directors of First Union Corporation (First Union), and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the Code). The employer's matching contribution cannot exceed 6 percent of a participant's base compensation. Participants are fully vested in their entire account balances at all times.

             Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. Each type of withdrawal must be approved by the Human Resources Committee (the Committee). Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $1,000. The amount of tax withholding depends on the type of withdrawal.

             Participants may borrow up to 50 percent of the vested balance of their accounts with a minimum loan of $1,000 and a maximum of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the quoted Wall Street Journal prime interest rate as of the 25th of the preceding month. Loans are made for a minimum of 12 months or a maximum of 60 months. Loan repayments are made bi-weekly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

             Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if: it is the participant's 65th birthday, 50th birthday with 10 or more years of service, or the determination that the participant is totally disabled. Distributions may be made in a lump sum, in installments or in a combination of both. Installment payments must be in multiples of $50 over a period not to exceed the life expectancy of the participant. Distribution of a retired participant's account balance must begin at age 70 1/2.

             Although the employer has not expressed any intent to terminate the Savings Plan and Trust Agreement, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be adjusted in accordance with Plan provisions.

                                                                     (continued)

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN

                         Notes to Financial Statements

        (c) Investments. Until September 30, 1993, participants in the Plan had one investment option, a pro-rata share of various investments held in the Plan. On October 1, 1993, participants were given three investment options, one of which included a pooled fund comprised of these assets, now referred to as the Stable Fund. In 1995, three additional investment options were made available. In 1996, participants were given the option of investing in the First Union Corporation Common Stock Fund.

             In 1996, participants were given the option of allocating employer matching contributions to any of the investment elections offered by the Plan. In previous Plan years, these contributions were contributed solely to the Stable Fund.

             In accordance with the Plan provisions, Plan earnings are allocated to participants' accounts on a daily basis.

             The investment options available to participants at December 31, 1997 and 1996 are:

             Evergreen U.S. Government Fund - This mutual fund invests primarily in debt instruments issued or guaranteed by the U.S. Government or its agencies. Its objective is to provide a high level of current income consistent with stability of principal.

             Evergreen Balanced Fund - This mutual fund maintains a diversified investment portfolio of common and preferred stocks, U.S. Government and agency obligations, and corporate bonds. Its objective is to produce long-term total return through capital appreciation, dividends and interest income.

             Stable Fund - This pooled investment fund invests primarily in money market instruments, investment contracts, U.S. Government and agency securities, and corporate notes. Its investment objective is to provide stable principal value combined with a yield that is one percentage point or more over the 91-day U.S. Treasury bills yield.

             Evergreen Foundation Fund - This mutual fund invests primarily in a combination of income producing common stocks, preferred stocks, convertible securities, corporate and U.S. Government debt obligations, and short-term debt instruments. Its investment objective is to provide income, conservation of capital and capital appreciation.

             Evergreen Fund - This mutual fund invests primarily in common stocks, including securities convertible into or exchangeable for common stocks of companies which are little-known or relatively small or special situations, which offer the potential for capital appreciation. The remainder of its portfolio consists of securities of relatively well-known and large companies in an attempt to provide liquidity as well as potential for capital appreciation.

             FUNB Enhanced Stock Market Fund - This collective investment fund invests primarily in a diversified portfolio of common stocks and S&P 500 futures contracts. Its investment objective is to provide a total rate of return equal to or exceeding that of the S&P 500 market index each calendar year.

                                                                     (continued)

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN

                         Notes to Financial Statements

              First Union Corporation Common Stock Fund - This fund invests in First Union Corporation Common Stock. Dividends are reinvested in additional shares of First Union Corporation Common Stock. Its primary investment objective is long-term capital appreciation.

(2)     Summary of Significant Accounting Policies

        The following are the significant accounting policies followed by the
        Plan:

        (a) Investments. The specific identification method is used in determining the cost of securities. Purchases and sales of securities are recorded on a trade-date basis.

             Investments in commercial paper, cash management accounts and participants' loans receivable are stated at cost which approximates fair value. Investments in U.S. Government and Agency securities, corporate notes, mutual funds, the collective investment fund and the common stock are stated at fair value, which is based on closing market quotations (or an estimate thereof).

             In accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, the Stable Fund's holdings of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the fair value of investment contracts approximates the contract value, including any accrued interest.

             Interest and dividends earned on assets in the Stable Fund are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants' share value.

        (b) Basis of Presentation. The accompanying financial statements are prepared on an accrual basis in accordance with generally accepted accounting principles.

             The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as additions and deductions to and from these amounts during the reporting period. Actual results could differ from those estimates.

                                                                     (continued)

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN

                         Notes to Financial Statements

(3)     Investments

        The following table presents the fair values of investments at December 31, 1997 and 1996. Investments that represent 5 percent or more of the Plan's net assets are separately identified. The investment contracts held by the Stable Fund have crediting interest rates of 5.55% - 8.25% at December 31, 1997, with remaining maturities not greater than 3 years.


        Investments at fair value, as determined by quoted market price:

                                                                    1997              1996
                                                                    ----              ----
      Evergreen U.S. Government Fund                            $ 32,787,123        31,871,606
      Evergreen Balanced Fund                                     93,388,192        70,560,871
      Evergreen Foundation Fund                                  135,304,278        80,161,644
      Evergreen Fund                                             209,359,513       141,880,664
      FUNB Enhanced Stock Market Fund                            182,559,883        88,751,474
      First Union Corporation Common Stock Fund
            Cash Management Account                               13,467,042         4,858,982
            First Union Corporation Common Stock                 188,404,020       123,417,422
      Stable Fund:
            First Union Corporation Common Stock                           -         2,821,412
            Mutual Funds                                                   -         9,198,698
            U.S. Government and Agency securities                 28,291,990        31,719,144
            Corporate Notes                                     $220,575,424       199,135,090

Investments at cost, which approximates fair value:

      Stable Fund:
            Cash Management Accounts                            $  7,374,256        24,848,122
            Commercial Paper                                      15,761,350        24,638,625
            Investment Contracts                                 152,133,944       199,844,854
      Participants' Loans Receivable                            $ 63,646,544        57,798,581

In 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

Evergreen U.S. Government Fund                     $  2,558,780
Evergreen Balanced Fund                              15,532,952
Evergreen Foundation Fund                            24,120,025
Evergreen Fund                                       45,392,709
FUNB Enhanced Stock Market Fund                      36,882,346
First Union Corporation Common Stock Fund            52,511,024
Stable Fund                                          28,968,819
                                                   ------------

Net appreciation in fair value
      of investments                               $205,966,655
                                                   ------------

                                                                     (continued)

                            FIRST UNION CORPORATION
                                  SAVINGS PLAN

                         Notes to Financial Statements

(4)     Income Taxes

        The Internal Revenue Service has determined and informed the Companies by a letter dated December 3, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code, and accordingly, no provision for income taxes has been made. The Committee files an annual information return with the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code.


(5)     Transactions with Related Parties

        The Evergreen U.S. Government Fund, the Evergreen Balanced Fund, the Evergreen Foundation Fund and the Evergreen Fund are mutual funds managed by subsidiaries of First Union National Bank. The FUNB Enhanced Stock Market Fund is a collective investment trust managed by First Union National Bank. The Stable Fund investments are managed by First Union National Bank. The First Union Corporation Common Stock Fund is managed by First Union National Bank, and it is principally comprised of shares of First Union Corporation common stock.

        First Union National Bank , a party in interest, serves as the trustee for the Plan. In 1997, the Plan paid administrative expenses to First Union National Bank amounting to $1,125,805.

(6)     Mergers with Financial Institutions

        Employees of institutions acquired by the Companies are allowed to participate in the Plan as of the consummation date of each respective merger. As a result of acquisitions by the Companies, assets of qualified Plans are transferred into the Plan.

        In November 1996, Center Financial Corporation was acquired by First Union Corporation. Assets of the Centerbank Savings and Investment Plan (the Centerbank Plan), which were $15 million at December 31, 1996, were legally merged into the Plan in December 1996. At December 31, 1996, the assets of the Centerbank Plan had not yet been transferred into the Plan's primary trust account. In March 1997, the Putnam Income Fund, Putnam Growth and Income Fund, Putnam Diversified Income Fund, Putnam Voyager Fund, Putnam Stable Value Fund, and the First Union Corporation Common Stock of the Centerbank Plan were liquidated, and the proceeds were used to purchase units of the Plan's Stable Fund. Participants' Loans Receivable of the Centerbank Plan were merged into the Participants' Loans Receivable of the Plan. In the accompanying 1996 financial statements, the Centerbank Plan investments are reflected as a part of the Plan's Stable Fund and Participants' Loans Receivable.

        During November 1997, Signet Banking Corporation was acquired by First Union Corporation. Assets of the Signet Banking Corporation Employee Savings Plan, which were approximately $252million, were transferred to the Plan on January 2, 1998.

                                                                      Schedule 1
                                                                      ----------
                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a
                                December 31, 1997

      Number of
      Shares or
     Par or Face                                                                                                      Fair
        Value                                  Description                                  Cost                     Value
----------------------    ------------------------------------------------------    ----------------------    ---------------------
Mutual Funds
------------
            2,533,215     Evergreen U.S. Government Fund *                        $            29,435,963               32,787,123
            4,595,616     Evergreen Balanced Fund *                                            72,570,328               93,388,192
            6,288,707     Evergreen Foundation Fund *                                         106,980,201              135,304,278
            8,263,941     Evergreen Fund *                                                    155,708,260              209,359,513
                                                                                    ----------------------    ---------------------

                                  Total Mutual Funds                                          364,694,752              470,839,106
                                                                                    ----------------------    ---------------------

Collective Investment Fund
--------------------------
            3,175,963     First Union Enhanced Stock Market Fund *                            141,178,225              182,559,883
                                                                                    ----------------------    ---------------------

First Union Corporation Common Stock Fund
-----------------------------------------
            3,676,176     First Union Corporation Common Stock *                               92,309,201              188,404,020
           13,467,042     Valiant General Fund -
                              Cash Management Account                                          13,467,042               13,467,042
                                                                                    ----------------------    ---------------------

                          Total First Union Corporation
                               Common Stock Fund                                              105,776,243              201,871,062
                                                                                    ----------------------    ---------------------

Stable Fund *
-------------
                      Cash Management Accounts
                      ------------------------
            7,374,256     Valiant General Fund #62                                              7,374,256                7,374,256
                                                                                    ----------------------    ---------------------

                                  Total Cash Management Accounts                                7,374,256                7,374,256
                                                                                    ----------------------    ---------------------

                      Commercial Paper
                      ----------------
            6,000,000     Merrill Lynch & Co., Inc.
                          Dated 12/06/97, due
                          03/18/98                                                              5,912,600                5,912,600

                                                                      Schedule 1
                                                                      ----------
                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a
                                December 31, 1997

      Number of
      Shares or
     Par or Face                                                                                                      Fair
        Value                                  Description                                  Cost                     Value
----------------------    ------------------------------------------------------    ----------------------    ---------------------



           10,000,000     BTM Capital Corporation
                          Dated 11/18/97, due
                          02/18/98                                                              9,848,750                9,848,750
                                                                                    ----------------------    ---------------------

                               Total Commercial Paper                                          15,761,350               15,761,350
                                                                                    ----------------------    ---------------------

                      U.S. Government and Agency Securities
                      -------------------------------------

            7,380,000     Federal Farm Credit Banks
                          Dated 12/11/95
                          5.85%, due 9/11/98                                                    7,386,342                7,380,893

              441,672     Federal Home Mortgage Corporation
                          Dated 2/01/93
                          6%, due 2/01/98                                                         440,912                  439,601

              500,000     Federal Home Loan Banks
                          Dated 2/16/96
                          5.14%, due 2/16/98                                                      495,000                  499,636

           20,000,000     Federal Home Loan Mortgage Corporation
                          Dated 4/24/97
                          5.82%, due 4/24/2000                                                 19,980,000               19,971,860
                                                                                    ----------------------    ---------------------

                                  Total U.S. Government and Agency
                                          Securities                                           28,302,254               28,291,990
                                                                                    ----------------------    ---------------------

                      Corporate Notes
                      ---------------

            3,289,175     Harley-Davidson Eaglemark
                          Dated 10/30/96
                          6%, due 10/15/2000                                                    3,288,378                3,290,886


            2,160,766     MMCA Auto Grantor Trust
                          Dated 12/14/95
                          5.7%, due 11/15/2000                                                  2,158,692                2,159,729

                                                                      Schedule 1
                                                                      ----------
                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a
                                December 31, 1997

      Number of
      Shares or
     Par or Face                                                                                                      Fair
        Value                                  Description                                  Cost                     Value
----------------------    ------------------------------------------------------    ----------------------    ---------------------
            1,879,638     TMS Home Equity Loan
                          Dated 6/01/92
                          6.9%, due 7/15/2007                                                   1,900,196                1,877,702


           12,500,000     Consolidated Edison Co.
                          Dated 7/06/94
                          5.95%, due 7/01/99                                                   12,512,800               12,519,663

            6,000,000     Countrywide Home Loans, Inc.
                          Dated 8/30/95,
                          5.7%, due 8/28/98                                                     5,990,659                5,994,966

           19,290,000     Countrywide Home Loans, Inc.
                          Dated 8/08/96,
                          5.81%, due 8/28/2000                                                19,300,802               19,312,241

           12,900,000     Dean Witter Discover & Co.
                          Dated 3/02/94
                          5.69%, due 3/02/99                                                   12,818,250               12,913,674

            3,000,000     Dean Witter Discover & Co.
                          Dated 2/01/96
                          5.87%, due 2/01/99                                                    3,004,200                3,006,912

           13,000,000     Dean Witter Discover & Co.
                          Dated 2/12/96
                          5.77%, due 2/12/98                                                   13,000,000               13,002,912

            7,000,000     Ford Motor Credit
                          Dated 2/15/94,
                          5.94%, due 2/15/99                                                    7,000,000                6,974,842

            2,000,000     Ford Motor Credit
                          Dated 2/01/94,
                          5.90%, due 2/01/99                                                    2,004,380                2,001,528

           10,000,000     General Motors Acceptance Corp.
                          Dated 2/01/95,
                          6%, due 2/02/98                                                      10,001,100               10,002,940

                                                                      Schedule 1
                                                                      ----------
                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a
                                December 31, 1997

      Number of
      Shares or
     Par or Face                                                                                                      Fair
        Value                                  Description                                  Cost                     Value
----------------------    ------------------------------------------------------    ----------------------    ---------------------
            5,000,000     International Paper Co.
                          Dated 8/07/96,
                          5.75%, due 8/09/99                                                    5,000,000                5,002,060

            3,400,000     Lehman Brothers Holdings
                          Dated 11/18/96,
                          5.95%, due 5/18/99                                                    3,408,874                3,402,553

           10,000,000     Lehman Brothers Holdings
                          Dated  6/22/95,
                          6.46%, due 6/22/98                                                   10,079,600               10,030,460

           10,000,000     Chrysler Lincs
                          Dated 3/05/96
                          5.7%, due 2/02/98                                                    10,009,600               10,005,600

           10,000,000     Lehman Brothers Holdings
                          Dated  5/14/96,
                          6%, due 5/14/99                                                      10,036,970                9,994,210

           10,000,000     Potomac Capital Invt. Corp.
                          Dated 5/21/97,
                          6.29%,  due 5/29/98                                                  10,036,590               10,000,000

           10,000,000     Potomac Capital Invt. Corp.
                          Dated 1/24/96,
                          5.98%, due 4/24/98                                                   10,000,000               10,006,000

           10,000,000     Goldman Sachs
                          Dated 7/25/97,
                          5.88%, due 7/26/99                                                   10,000,000                9,992,990

            7,500,000     Heller Financial
                          Dated 4/27/94,
                          5.88%, due 4/27/99                                                    7,524,068                7,511,820

           10,000,000     SouthTrust Bank
                          Dated 1/06/97,
                          5.7%, due 1/06/98                                                     9,995,210                9,999,880

                                                                      Schedule 1
                                                                      ----------
                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a
                                December 31, 1997

      Number of
      Shares or
     Par or Face                                                                                                      Fair
        Value                                  Description                                  Cost                     Value
----------------------    ------------------------------------------------------    ----------------------    ---------------------
            7,000,000     BT Securities Corporation
                          Dated 2/24/97,
                          5.88%, due 2/24/2000                                                  7,000,000                6,987,750

           10,000,000     Duetschbank
                          Dated 1/25/96,
                          5.62%, due 1/23/98                                                   10,000,000                9,998,200

           10,100,000     Korea Development Bank Note
                          Dated 12/07/93,
                          5.875%, due 12/01/98                                                 10,056,166                9,585,456

           15,000,000     Bayerische Vereinsbank
                          Dated 1/06/96,
                          5.91%, due 1/09/98                                                   15,000,000               15,000,450
                                                                                    ----------------------    ---------------------

                                  Total Corporate Notes                                       221,126,535              220,575,424
                                                                                    ----------------------    ---------------------

                      Investment Contracts

            5,304,973     Allstate Life Insurance Company
                          Contract #GA5730
                          8.25%, due 9/5/2000                                                   6,174,687                6,174,687

            8,281,027     Commonwealth Insurance
                          GIC 6.01%, open-ended maturity                                        8,822,702                8,822,702

           10,000,000     Hartford Life Insurance Co.
                          Dated 4/7/94,
                          7.15%, due 4/7/99                                                    12,941,904               12,941,904

                    -     Confederation Life Ins.
                          Dated 1/27/93
                          GIC 6.55%, due 1/27/98                                                        -                        -

            5,000,000     Canadian Life Assurance Co.
                          Dated 3/18/93
                          GIC 5.8%, due 3/18/98                                                 5,227,454                5,227,454

                                                                      Schedule 1
                                                                      ----------
                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a
                                December 31, 1997

      Number of
      Shares or
     Par or Face                                                                                                      Fair
        Value                                  Description                                  Cost                     Value
----------------------    ------------------------------------------------------    ----------------------    ---------------------
            5,000,000     Sun America
                          Dated 2/25/94
                          GIC 6.38%, due 2/25/99                                                5,269,660                5,269,660

            8,000,000     Sun America
                          Dated 3/01/94
                          GIC 6.2%, 9/01/98                                                     8,411,017                8,411,017

            5,523,437     Metropolitan
                          Dated 6/29/94
                          7.34%, due 9/15/99                                                    6,325,865                6,325,865

            5,423,114     Contl Assurance
                          Dated 1/05/93
                          GIC 8.2%, due 6/05/99                                                 6,306,730                6,306,730

            5,423,114     Contl Assurance
                          Dated 1/05/95
                          GIC 8.2%, due 6/05/2000                                               6,306,730                6,306,730

            5,573,204     Peoples
                          Dated 1/07/94
                          GIC 5.55%, due 3/16/98                                                6,180,640                6,180,640

            5,598,663     New York Life
                          Dated 10/06/93
                          GIC 5.62%, due 9/01/98                                                6,216,748                6,216,748

            6,703,540     Protective Life
                          Dated 1/07/94
                          GIC 5.9%, due 3/01/99                                                 7,481,379                7,481,379

            5,575,787     Protective Life
                          Dated 1/05/95
                          GIC 7.39%, due 6/15/99                                                6,391,625                6,391,625

           10,030,401     Protective Life
                          Dated 4/15/94,
                          7.17%, due 4/15/99                                                   12,933,740               12,933,740

                                                                      Schedule 1
                                                                      ----------
                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                 Schedule of Assets Held for Investment Purposes
                            IRS Form 5500 - Item 27a
                                December 31, 1997

      Number of
      Shares or
     Par or Face                                                                                                      Fair
        Value                                  Description                                  Cost                     Value
----------------------    ------------------------------------------------------    ----------------------    ---------------------
            5,578,400     Peoples
                          Dated 7/06/94
                          GIC 7.42%, due 12/15/99                                               6,398,655                6,398,655

            5,388,167     New York Life
                          Dated 1/05/95
                          GIC 8.13%, due 3/01/2000                                              6,258,312                6,258,312

           14,082,937     Prudential
                          Dated 7/09/92
                          GAC 7%, due 1/31/98                                                  16,031,169               16,031,169

            5,031,399     Pacific
                          Dated 6/29/95
                          GAC 6.34%, due 9/01/2000                                              5,661,090                5,661,090

           11,289,414     Principal
                          GIC 6.75%, due 12/31/98                                              12,793,837               12,793,837
                                                                                    ----------------------    ---------------------

                                  Total Investment Contracts                                  152,133,944              152,133,944
                                                                                    ----------------------    ---------------------

                          Accrued Receivable on Assets
                              of the Stable Fund                                                5,112,770                5,112,770
                                                                                    ----------------------    ---------------------

                                          Total Stable Fund                                   429,811,109              429,249,734
                                                                                    ----------------------    ---------------------


Participants' Loans Receivable

           63,646,544     Participant's Loans Receivable -
                          various rates and maturities*                                        63,646,544               63,646,544
                                                                                    ----------------------    ---------------------

                                          Total Investments                       $         1,105,106,873            1,348,166,329
                                                                                    ----------------------    ---------------------

* Denotes a Party-in-Interest

                                                                      Schedule 2
                                                                      ----------
                            FIRST UNION CORPORATION
                                  SAVINGS PLAN
                       Schedule of Reportable Transactions
                            IRS Form 5500 - Item 27d

                      For the year ended December 31, 1997

                                                   Purchase             Selling              Cost of                Net
                     Description                    Price                Price                Asset                Gains
------------------------------------------    -------------------  -------------------  -------------------   -----------------
Mutual Funds

Evergreen Balanced Fund                    $          38,076,383           30,709,605           25,038,032           5,671,573

Evergreen Foundation Fund                  $          61,153,551           30,011,834           25,520,084           4,491,750

Evergreen Fund                             $          71,321,476           49,049,484           40,232,857           8,816,627


Collective Investment Fund

First Union Enhanced Stock Market Fund     $          93,889,887           36,801,878           30,923,049           5,878,829


Common Stock Fund

First Union Corporation Common Stock       $          69,154,929           47,893,555           27,072,306          20,821,249


Pooled Investment Fund

Stable Fund                                $         156,493,637          244,830,177          223,424,545          21,405,632

Note 1: The transactions set forth herein are those that individually or in the aggregate, by security or person, involve an amount in excess of five percent ($54,932,808) of the current value of the Plan assets ($1,098,656,151) at the beginning of the Plan year.

Note 2: There was no lease rental or transaction expense incurred with any of the above transactions. Additionally, the current value of each asset at its transaction date was the same as its purchase price for new purchases and its selling price for investment sales.




                                                                     Schedule 3
                                                                     ----------



                            First Union Corporation
                                  Savings Plan
                       Schedule of Nonexempt Transactions
                            IRS Form 5500 - Item 27e
                                  Schedule 3
                      For the year ended December 31, 1997


During the Plan Year, the Plan Sponsor substantially modified its payroll system. Because of programming problems and related issues, participant contributions were contributed to the trust beyond the maximum time period described in 29 CFR 2510.3-102. Such contributions have and are being corrected. The total amount of such participant contributions is $799,975.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST UNION CORPORATION
SAVINGS PLAN

By:
             -------------------------------------------
Name:        Benjamin J. Jolley
Title:       Vice President

Date:        June 29, 1998

                                 EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION                              LOCATION
-----------           -----------                              --------
(23)                  Consent of KPMG Peat Marwick LLP         Filed herewith